EXHIBIT 99.1

Company Contact: Aldo Battista Vice President and Chief Financial Officer (514) 397-2592

For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP INC. ANNOUNCES APPOINTMENT OF PRESIDENT AND CHIEF

EXECUTIVE OFFICER

Montreal, Quebec. November 2, 2026 - Birks Group Inc. (the “Company” or “Birks Group”) (OTCQB: BGICF), today announced the appointment of Mr. Davide Barberis Canonico as President and CEO, effective October 30, 2026. Mr. Barberis Canonico, who has served as Interim President and COO since August 2025 will also continue to serve as a member of the Company’s Board of Directors (the “Board”).

Mr. Niccolò Rossi di Montelera will continue in his role as Executive Chairman of the Board, a position he has held since January 2017. Having served as Interim Chief Executive Officer since August 2025, Mr. Rossi di Montelera will continue to provide strategic oversight and leadership in partnership with Mr. Barberis Canonico.

Mr. Niccolò Rossi di Montelera, Executive Chairman of the Board, commented: “On behalf of the entire Board, I would like to congratulate Davide on his appointment as President and Chief Executive Officer. Over the past year, he has demonstrated strong leadership, unwavering commitment, and a deep understanding of our business. Under his leadership, the Company has strengthened its operational performance and enhanced its relationships with renowned global brand partners. We are confident that he is well positioned to continue leading the Company through its next phase of development.”

Mr. Barberis Canonico commented: “I am honoured by the confidence that the Board has placed in me and grateful for the opportunity to serve as President and Chief Executive Officer. I am pleased with what our team has accomplished over the past year through its resilience, dedication, and focus. Together, we have made meaningful progress in strengthening our business and enhancing the client experience. I look forward to continuing to work closely with Niccolò and with our talented teams as we pursue sustainable growth, operational excellence, and long-term value for our stakeholders.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company currently operates 32 store locations, including: 17 store locations under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in

Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Patek Philippe brand, one retail location in Vancouver under the Chaumet brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, one retail location in Toronto under the Omega brand, one retail location in Toronto under the Montblanc brand, and four retail locations in the Greater Toronto Area under the European Boutique brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ website, www.birksgroup.com.

Forward Looking Statements

This press release contains forward looking statements which can be identified, for example, by their use of words such as: “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about expectations regarding the leadership transition, the next phase of development, and pursuit of sustainable growth, operational excellence, and long-term value for our stakeholders, are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain a quotation for its Class A voting shares on the OTCQB or another trading market, and the liquidity and volatility of trading in the Class A voting shares on the OTCQB, (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, and the impact on store traffic, tourism and sales, as well as tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, to maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures; and (ix) the Company’s ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 21, 2026 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.